Exhibit 12.1

Elizabeth Arden, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years ended June 30,					Six months ended December 31,
	2009	2010	2011	2012	2013	2012	2013
Earnings (as defined below):
Net (loss) income	$(6,163)	$19,533	$40,989	$57,419	$40,711	$46,993	$36,650
(Benefit from) provision for income taxes	(8,316)	3,293	8,637	16,093	6,940	13,089	10,798
Fixed charges (as defined below)	31,727	28,617	28,358	29,175	31,823	16,232	15,881

Total earnings (as defined below)	$17,248	$51,443	$77,984	$102,687	$79,474	$76,314	$63,329

Fixed charges (as defined below)	$31,727	$28,617	$28,358	$29,175	$31,823	$16,232	$15,881

Ratio of earnings to fixed charges(1)	0.54	1.80	2.75	3.52	2.50	4.70	3.99

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1)	For the fiscal year ended June 30, 2009, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $14.5 million were necessary for the fiscal year ended June 30, 2009 to provide a one-to-one coverage ratio.